EXHIBIT 1


                              ECC ACQUISITION, INC.





                                   May 7,2006





Board of Directors
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

Ladies and Gentlemen,

         ECC Acquisition, Inc., an Indiana corporation wholly owned by Jeff Smulyan ("Purchaser"), is pleased to offer to acquire all of the outstanding shares of Class A Common Stock of Emmis Communications Corporation ("Emmis") that are not beneficially owned by Mr. Smulyan at a cash purchase price of $15.25 per share.

         We believe that our offer is fair to and in the best interest of Emmis and its various constituencies, including its public shareholders. This offer represents a 13.6% premium over the closing price of Emmis' Class A shares on May 5,2006.

         Our current intent is to structure the transaction as a merger. In conjunction with the merger, we expect to refinance Emmis' outstanding debt and preferred stock. To finance this transaction, we have received a letter from Deutsche Bank Securities Inc. and a letter from Bane of America Securities LLC, each stating that Deutsche Bank Securities Inc. and Bane of America Securities LLC, as applicable, is "highly confident" that it can obtain the required debt financing, copies of which is enclosed herewith. We expect to receive commitment letters from our financing sources and will of course submit them as soon as we have received them. We believe that such financing will be sufficient to meet the needs of this transaction and to operate the business going forward. The transaction will also have to be approved by Emmis' shareholders. No regulatory approvals will be required for the transaction other than FCC approvals and, if applicable, compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We also intend to invite certain other members of Emmis' management to join us as purchaser in the offer as proposed.

         We expect that the Board of Directors of Emmis will form a special committee of independent directors to consider our proposal on behalf of Emmis' public shareholders and to recommend to the Board of Directors whether to approve the proposal. Jeff Smulyan will vote in favor of that delegation of authority. We also


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encourage  the  special  committee  to retain  its own  independent  financial advisor and legal counsel to assist in its review. We would welcome the opportunity to present our proposal to the special committee as soon as possible. To assist us in this transaction, we have retained each of The Blackstone Group L.P., Bane of America Securities LLC and Deutsche Bank Securities Inc. as our financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP as our legal counsel.

         In considering our offer, you should know that we are interested only in acquiring the publicly held shares of Emmis and, Jeff Smulyan, in his capacity as shareholder of Emmis, will not agree to any other transaction involving Emmis or his shares of Emmis.

         This indication of interest is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been executed and delivered by Emmis and all other appropriate parties and the agreement, arrangement or understanding has been approved by Emmis' Board of Directors and its special committee.



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         Our entire team looks  forward to working with the special  committee and its financial advisor and legal counsel to complete a mutually acceptable transaction. Should you have any questions, please contact us.

                                     Very truly yours,


                                     ECC ACQUISITION, INC.

                                     /s/ Jeff Smulyan
                                     -------------------------
                                     Name:  Jeff Smulyan
                                     Title: President